Exhibit 99.4

Cable and Wireless plc.

Pursuant to the above-named Company’s full year dividend for 2004, a total of 1,980,733 Ordinary Shares of 25p each have been issued. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. The Shares rank pari passu with the existing issued shares of the Company. Dealings in the new shares are expected to commence on 13 August 2004.

END.